SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Announces Second Quarter Results Conference call

Givatayim, Israel, August 25, 2005. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXTSF), a leading provider of stolen vehicle retrieval services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, announces the following conference calls:

What:	Nexus Telocation Systems reports second quarter financial results.

When:	English - August 29 -- 10:00 ET Hebrew - August 29 -- 15:30 Local Time

How:	English - Live conference call by dialing, +1-866-860-9642 or +972-3-9180600 Hebrew - Live conference call by dialing 03-9180609 .

If you are unable to participate during the live call, the call will be archived at:

http://www.nexus.telocation.com.

Nexus Telocation Systems Ltd. is a service provider of a range of services to automobile owners and insurance companies, including road-side assistance, vehicle towing, stolen vehicle retrieval and other value added services. Nexus provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its subsidiaries Tracsat and Pointer SA..

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: August 31, 2005